SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 25 October 2004
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant's principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X    Form 40-F _____
Enclosures:
1. No change statement and Annual general meeting dd 22 October 2004
2. Announcement re Director's dealing in securities dd 8 October 2004
3. Announcement re Director's dealing in securities dd 5 October 2004
4. Announcement re Director's dealing in securities dd 21 September 2004

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
NO CHANGE STATEMENT AND ANNUAL GENERAL MEETING
Sasol's annual financial statements for the year ended 30 June 2004 have been issued and are available on their website at www.sasol.com. An abridged report will not be published as the information previously published in the provisional report is unchanged.
Copies will be sent to holders of securities and the JSE during the course of the week of 25 October 2004.
Sasol's US GAAP annual financial statements will be filed under Form 20-F with the Securities and Exchange Commission before the end of October 2004.
The annual general meeting of members of Sasol will be held at 09:00 on 30 November 2004, at the Visitors' Centre, Main Administration Building, Sasol One site, Klasie Havenga Street, Sasolburg to transact the business stated in the notice of annual general meeting.
22 October 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - DIRECTOR'S DEALING IN SECURITIES
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
Name
F E J Malherbe
Office held
Director of a major subsidiary of Sasol Limited

Company
Sasol Synfuels (Pty) Limited
Date transaction effected 7 October 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share N/A
Number of shares 5 500
Total value R611 600,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Acceptance of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
8 October 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - DIRECTOR'S DEALING IN SECURITIES
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director of the Company:
Name T S Munday
Office held Director
Company Sasol Limited
Date transaction effected 4 October 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share N/A
Number of shares 36 200
Total value R4 025 440,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Acceptance of options to
purchase shares
Nature and extent of Director's Direct beneficial
interest
Clearance given in terms of Yes
paragraph 3.66
5 October 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SASOL LIMITED - DIRECTOR'S DEALING IN SECURITIES
Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")
In compliance with Rule 3.63 - 3.66 of the Listings Requirements of the JSE Securities Exchange South Africa, we hereby announce the following transaction in securities of Sasol Limited by directors of a major subsidiary of the Company:
Name
A M Human
Office held
Director of major subsidiary of Sasol Limited
Company Sasol Synfuels (Pty) Limited
Date transaction effected 20 September 2004
Offer date 9 September 2004
Offer expiry date 9 September 2013
Offer price per share R111,20
Exercise price per share N/A
Number of shares 6 300
Total value R700 560,00
Vesting periods 2 years - one third
4 years - second third
6 years - final third
Class of shares Ordinary no par value
Nature of transaction Acceptance of options to
purchase shares
Nature and extent of Director's Option holder
interest
Clearance given in terms of Yes
paragraph 3.66
21 September 2004
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 October 2004
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary